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SEC FILE NUMBER
8-66489

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER BISMARCK, CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10151-0099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANFORD WARSHAWSKY 212-488-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 500 (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STANFORD WARSHAWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISMARCK, CAPITAL, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH S. LINKSMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI5011195
Qualified in New York County
My Commission Expires 07-10-2019

Signature

CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISMARCK CAPITAL, LLC
(SEC. ID NO. 8-66489)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

Filed pursuant to Rule 17a-5(d)
under the Securities Exchange Act
of 1934 as a Public Document.

BISMARCK CAPITAL, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Supplemental Schedules

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of Bismarck Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Bismarck Capital, LLC's financial statements. The supplemental information is the responsibility of Bismarck Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Company's financial statements; however we are aware that we have been Bismarck Capital, LLC's auditor since at least 2004.

Joel E. Sammet & Co., LLP

New York, NY
February 20, 2019

BISMARCK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	135,541
Prepaid expenses		8,738
Security deposits		10,000
Computer equipment at cost, (net of accumulated depreciation of $521)		2,082
TOTAL ASSETS	$	**156,361**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	21,140
TOTAL LIABILITIES		21,140
Member's Equity		
Member's capital contributions		1,900,000
Retained members profits (losses)		(1,764,779)
TOTAL MEMBER'S EQUITY		135,221
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**156,361**

The accompanying notes are an integral part of these financial statements.

BISMARCK CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Investment Banking Revenues		$ 0
Other Income		42,000
TOTAL REVENUES		42,000
EXPENSES:		
Occupancy	$ 120,000	
Outside Professional Services	38,856	
Charity	27,700	
Promotional and Travel	15,404	
Insurance	10,484	
Dues and regulatory fees	7,647	
Communications	1,726	
Other	3,276	
TOTAL EXPENSES		225,093
NET INCOME (LOSS) FROM OPERATIONS		$ (183,093)

The accompanying notes are an integral part of these financial statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Member's Capital	Retained Profits (Loss)	Total
Beginning balance, January 1, 2018	$ 1,800,000	$ (1,581,686)	$ 218,314
Contributions	100,000	0	100,000
Distributions	0	0	0
Net income (loss) from operations	0	(183,093)	(183,093)
ENDING BALANCE, DECEMBER 31, 2018	$ 1,900,000	$ (1,764,779)	$ 135,221

The accompanying notes are an integral part of these financial statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From (Used by) Operating Activities:		
Net income (loss) from operations		$ (183,093)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	$ 521	
Changes in operating assets and liabilities:		
Prepaid expenses	96	
Accounts payable	1,980	2,597
Net cash from (used by) operating activities		(180,496)
Cash Flows from (Used by) Investing Activities:		
Purchases of computer equipment	(2,603)	
Net cash from (used by) investing activities		(2,603)
Cash Flows from (Used by) Financing Activities:		
Additional member's capital contributions	100,000	
Net cash from (used by) financing activities		100,000
Net decrease to cash		(83,099)
Cash, beginning of year		218,640
CASH, END OF YEAR		$ 135,541
Supplemental Cash Flow Information		
Cash paid for interest		$ 0
Cash paid for taxes		$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 BUSINESS AND ORGANIZATION

Bismarck Capital LLC (the "Company") is a broker/dealer registered with the National Association of Security Dealers, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority ("FINRA"). It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges. The Company is primarily engaged in providing investment banking services which may include fees earned from providing merger and acquisition and financial restructuring advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The statement of financial condition is stated in U.S. Dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Fixed Assets and Depreciation

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the double declining balance method of depreciation. Repair and maintenance costs are expensed, while additions and betterments are capitalized.

Recognition of Income

Fees from providing merger and acquisition and financial restructuring advisory services are primarily earned and recognized upon the closing of a merger or financial restructuring deal when the specific performance obligations have been satisfied. An officer of Bismarck Capital, LLC serves on the board of directors of an unrelated company and receives fees as a result of providing this service. These director's fees are reflected in other income. Expenses are reported as incurred.

NOTE 3 CUSTOMER PROTECTION RULE AND EXEMPTIVE PROVISIONS

The Company is exempt from the Customer Protection Rule by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) provides an exemption from this rule for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has not elected to use the alternative net capital method. At December 31, 2018 net capital was $114,401. The minimum required net capital was $5,000 leaving an excess net capital of $109,401.

NOTE 5 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 6 TAXATION

The Company is a single member LLC and does not file any income tax returns. Accordingly, all of the income of the Company is reported on the tax return of its member.

As of December 31, 2018, the Company's management has determined that there was no material tax liability resulting from unrecognized tax liabilities relating to uncertain tax positions taken or expected to be taken in future tax returns of its member relating to the Company, which has not been recorded in the financial statements. The Company does not anticipate any impact on the financial statements in the event any taxing authority examines any of the member's tax returns that remain subject to examination. As of December 31, 2018, the tax years that remained subject to examination were 2015 - 2018.

NOTE 7 ADOPTION OF ACCOUNTING PRONOUNCEMENT

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU2014-09), which was intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous GAAP comprised broad revenue recognition concepts along with numerous industry-specific requirements. The new pronouncement establishes a five-step model which entities must follow to recognize revenue and removes inconsistencies in the existing pronouncement. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The Company adopted ASU 2014-09 in 2018 using the modified retrospective approach, which had no impact on its 2018 financial statements.

NOTE 8 SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 20, 2019, the date of the issuance of this report. There have been no subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN A. SOKOL, CPA
ROBERT N. KIRSCHENBLATT, CPA
JENNIFER A. RODBERG, CPA

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (1946-2007)
BERNARD TURNER, CPA (1958 - 2008)
FRANKLIN M. JACOBSON, CPA (1966 - 2011)
JEROME S. GRUBIN, CPA (1953 - 2018)

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member
Bismarck Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) Bismarck Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bismarck Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) Bismarck Capital, LLC stated that Bismarck Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bismarck Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bismarck Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet & Co LLP.

New York, NY
February 20, 2019

15 MAIDEN LANE, SUITE 500, NEW YORK, NEW YORK 10038 T:212.269.8628 F:212.809.6185 jes@sammetco.com

BISMARCK CAPITAL, LLC
745 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10151

STANFORD S. WARSHAWSKY
CHAIRMAN

PHONE: (212) 488-5333
FAX: (212) 644-9483
swarshawsky@bismarckcapital.com

January 9, 2019

EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2018:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Bismarck Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2018 without exception.

Stanford Warshawsky, Chairman

SW:pm

SCHEDULE I

BISMARCK CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Total ownership equity from statement of financial condition	$	135,221
Less: Ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		135,221
Add: Subordinated liabilities		0
Total capital and allowable subordinated liabilities		135,221
Less: Deductions for non-allowable assets and other charges		
Prepaid expenses		8,738
Security deposit		10,000
Computer equipment		2,082
Total deductions for non-allowable assets and other charges		20,820
Net capital before haircuts on securities positions		114,401
Less: Haircuts on securities positions		0
NET CAPITAL	$	114,401

There are no material differences between the preceding computation and the Company's corresponding Unaudited Part II of Form X-17A-5 as of December 31, 2018.

SCHEDULE II

BISMARCK CAPITAL, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Minimum net capital required (6.67% of aggregate Indebtedness)	$	1,409
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	109,401

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2018

Total aggregate indebtedness liabilities from statement of financial condition	$	21,140
Percentage of aggregate indebtedness to net capital		18.48%

BISMARCK CAPITAL, LLC
NOTE TO THE REQUIRED SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2018

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.